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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Covista Communications, Inc.
                   (f/k/a Total Tel USA Communications, Inc.)
                                (Name of Issuer)

                          Common Stock ($.05 par value)
                         (Title of Class of Securities)

                                   89151T 10-6
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 12, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Donald A. Burns

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)     [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

               7      SOLE VOTING POWER                                     0
 NUMBER OF
   SHARES
BENEFICIALLY   8      SHARED VOTING POWER                           1,883,261
  OWNED BY
    EACH
  REPORTING    9      SOLE DISPOSITIVE POWER                                0
   PERSON
    WITH
              10      SHARED DISPOSITIVE POWER                      1,883,261

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,883,261

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.38%

14      TYPE OF REPORTING PERSON
        IN


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                            Statement on Schedule 13D

               This Amendment No. 2 to Schedule 13D filed by Donald A. Burns, a natural person and U.S. citizen ("Mr. Burns"), with respect to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc., a corporation organized under the laws of the State of New Jersey (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Mr. Burns on February 15, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC by Mr. Burns on March 13, 2001 ("Amendment No. 1"). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as amended by Amendment No. 1.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following at the end of such Item:

        On or about November 10, 2001, Revision, Mr. Anderson, Gold & Appel (each a "Borrower" and collectively, the "Borrowers") and Mr. Burns (the "Lender") amended the loan agreements. Pursuant to Amendment No. 1 to Amended and Restated Promissory Note, dated as of November 1, 2001 ("Note Amendment No. 1"), the Borrowers decreased the principal amount due Mr. Burns to $13,895,488.20. The Amended and Restated Promissory Note (as amended by Note Amendment No. 1 and the Side Letter referred to below, the "Current Note") is secured by an Amended and Restated Pledge Agreement, dated as of November 1, 2001 ("Pledge Agreement Amendment No. 1"), executed by Gold & Appel, Revision, FINDS, Entree and Mr. Anderson, as Pledgors, in favor of Mr. Burns, as Pledgee. Pursuant to Pledge Agreement Amendment No. 1, certain terms of the New Pledge Agreement were amended and collateral was pledged to Mr. Burns, including a total of 1,883,261 shares of Issuer (the "Pledged Covista Shares"), 1,179,732 shares of which are owned of record and beneficially by Revision and 703,529 shares of which are owned of record and beneficially by FINDS. Copies of Note Amendment No. 1 and Pledge Agreement Amendment No. 1 were filed with the SEC by Borrowers on November 19, 2001 as Exhibits 7.2 and 7.3, respectively, to their Amendment No. 25 to Schedule 13D. Pursuant to a Letter Agreement, dated as of December 31, 2001, by and among Mr. Burns, Mr. Anderson, Gold & Appel and Revision (the "Side Letter"), the maturity date under the Current Note was extended to February 11, 2002.

        On February 12, 2002, as the result of the occurrence and continuation of an Event of Default (resulting from the failure to pay principal and interest under the Current Note when due) under Pledge Agreement Amendment No. 1, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 1,883,261 shares of the Issuer. At the time of this filing, such right to foreclose and such right to exercise voting and other rights had not been exercised.

        All reference to, and summaries of Note Amendment No. 1, Pledge Agreement Amendment No. 1, and the Side Letter are qualified in their entirety by reference to such documents, the full text of which are filed as Exhibits 7, 8, and 9 hereto, respectively, and each of which is incorporated herein by reference.


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Item 4. Purpose of Transaction.

Item 4 is amended in its entirety as follows:

        The Pledged Covista Shares were pledged to Mr. Burns as security for the loan described in Item 3. Although Mr. Burns does not have specific plans to dispose of any of the securities of the Issuer at this time, he may choose to do so pursuant to and in accordance with the terms of Pledge Agreement Amendment No. 1.

        Mr. Burns has no plans or proposals with respect to any of the matters set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:

        (a) Mr. Burns may be deemed the indirect beneficial owner of 1,883,261 shares of Common Stock, constituting 17.38% of the outstanding shares of Issuer's Common Stock (computed on the basis of 10,832,738 shares of Common Stock currently outstanding as reported in the Issuer's Form 10Q, filed with the SEC on December 17, 2001).

        (b) Upon an exercise of remedies under Pledge Agreement Amendment No. 1, Mr. Burns may be deemed to have sole voting and dispositive power with respect to the 1,883,261 shares of Issuer's Common Stock. Prior to such an exercise of remedies, Mr. Burns may be deemed to share voting and dispositive power with respect to such shares with Revision (as to 1,179,732 of such shares) and with FINDS (as to 703,529 of such shares). See Item 3 above and Item 6 below. Mr. Burns has no basis for providing the information required by Item 2 with respect to Revision and FINDS, beyond that information which is available in Schedule 13D filings by Revision and FINDS made with respect to the Issuer.

        (c) On February 12, 2002, as a result of the occurrence and continuation of an Event of Default under Pledge Agreement Amendment No. 1, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 1,883,261 shares of the Issuer. See Item 3 above.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended in its entirety as follows:


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        Pursuant to Pledge Agreement Amendment No. 1, the Pledgors granted Mr.
Burns a lien upon and security interest in the Pledged Covista Shares. According to the terms of Pledge Agreement Amendment No. 1, in the event of an Event of Default, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in Pledge Agreement Amendment No.
1. See Item 3 above.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7. Amendment No. 1 to Amended and Restated Promissory Note, dated as of
           November 1, 2001, in the principal amount of $13,895,488.20 made by Gold & Appel Transfer, S.A., Revision LLC and Walter C. Anderson in favor of Donald A. Burns.

Exhibit 8. Amended and Restated Pledge Agreement, dated as of November 1, 2001, by and among Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space, Entree International Limited and Walter C. Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee.

Exhibit 9. Side Letter, dated as of December 31, 2001, by and among Donald A.
           Burns, Walter C. Anderson, Gold & Appel Transfer, S.A. and Revision LLC.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to
        Schedule 13D with respect to the undersigned is true, complete and correct.

Date:   February 21, 2002





                                            By: /s/ Donald A. Burns
                                               ----------------------------
                                               Name:  Donald A. Burns





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